Brian F. Faulkner
                            A PROFESSIONAL LAW CORPORATION

        27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                 E: BRIFFAULK@AOL.COM





VIA EDGAR AND MAIL


October 29, 2008


Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  City Capital Corporation
     File No. 33-5902
     Form 10-KSB for the year ended December 31, 2007
     Form 10-Q's for the quarters ended March 31, 2008 and June 30, 2008

Dear Mr. Gordon:

     The letter is in response to your letter of October 17, 2008 with regard to the Form 10-KSB for the year ended December 31, 2007, and the Form 10-Q's for the quarters ended March 31, 2008 and June 30, 2008 for City Capital Corporation, a Nevada corporation ("Company"). Each comment in your letter will be addressed below.

     1. As stated in our response letter dated October 9, 2008, the Company is working with its current independent registered accounting firm to have the re-audit of St. Clair Superior Apartment, Inc. completed by no later than December 31, 2008. In addition, by that date, the Company will also complete financial statements for the interim periods ended September 30, 2007 and comparable periods of the preceding fiscal year in accordance with Regulation 8-04 of Regulation S-X, and pro forma financial information as required by Regulation 8-05 of Regulation S-X.

     2.  This is the Company's revised revenue recognition policy
(which will be included in the notes to the financial statements to be contained in the September 30, 2008 Form 10-Q to be filed shortly):

     "Revenue for the Company is generated primarily from the commissions earned through the credit-investor relations program and rent revenue from the St. Clair Superior Apartment Complex. The Company assists buyers in finding properties for purchase from partnering lenders.

     Revenue from commissions are recognized and earned upon closing of escrow, at which time the Company receives a percentage of the proceeds.

     Rental revenue from the St. Clair Superior Apartment complex is recognized and earned on the straight-line basis over the lease term as it becomes receivable according to the provisions of the lease. Security deposits are taken into income in accordance with the lease contract in the event of default by the tenant.

     Home inventory revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer. Buyers are required to obtain independent financing for purchase of our real estate properties.

     Other revenues are recognized when the earning process is complete based on the accrual method in accordance with generally accepted accounting principals."

     The basis in GAAP for recoding rental income is contained in SFAS No. 13, "Accounting for Leases", which reads in part:

     "b. Rent shall be reported as income over the lease term as it becomes receivable according to the provisions of the lease. However, if the rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit from the leased property is diminished, in which case that basis shall be used."

     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your cooperation in this matter.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Ephren W. Taylor II, City Capital Corporation